UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

McDermott International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

580037-10-9 (CUSIP Number)

June 10, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

Page 2 of 10 Pages

CUSIP No. 580037-10-9

1.	Names of Reporting Persons. Glenview Capital Management, LLC I.R.S. Identification Nos. of above persons (entities only). 13-4136746
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power None 6. Shared Voting Power 4,220,900 7. Sole Dispositive Power None 8. Shared Dispositive Power 4,220,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,220,900
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.355% based on 66,418,939 shares outstanding as of April 30, 2004.
12.	Type of Reporting Person: OO

Page 3 of 10 Pages

1.	Names of Reporting Persons. Glenview Capital GP, LLC I.R.S. Identification Nos. of above persons (entities only). 13-4136749
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power None 6. Shared Voting Power 4,220,900 7. Sole Dispositive Power None 8. Shared Dispositive Power 4,220,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,220,900
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.355% based on 66,418,939 shares outstanding as of April 30, 2004.
12.	Type of Reporting Person: OO

Page 4 of 10 Pages

1.	Names of Reporting Persons. Glenview Capital Partners, L.P. I.R.S. Identification Nos. of above persons (entities only). 13-4141851
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power None 6. Shared Voting Power 4,220,900 7. Sole Dispositive Power None 8. Shared Dispositive Power 4,220,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,220,900
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.355% based on 66,418,939 shares outstanding as of April 30, 2004.
12.	Type of Reporting Person: PN

Page 5 of 10 Pages

1.	Names of Reporting Persons. Glenview Capital Master Fund, Ltd. I.R.S. Identification Nos. of above persons (entities only). 98-0385693
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power None 6. Shared Voting Power 4,220,900 7. Sole Dispositive Power None 8. Shared Dispositive Power 4,220,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,220,900
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.355% based on 66,418,939 shares outstanding as of April 30, 2004.
12.	Type of Reporting Person: OO

Page 6 of 10 Pages

1.	Names of Reporting Persons. Glenview Institutional Partners, L.P. I.R.S. Identification Nos. of above persons (entities only). 13-4153722
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power None 6. Shared Voting Power 4,220,900 7. Sole Dispositive Power None 8. Shared Dispositive Power 4,220,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,220,900
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.355% based on 66,418,939 shares outstanding as of April 30, 2004.
12.	Type of Reporting Person PN

Page 7 of 10 Pages

13.	Names of Reporting Persons. GCM Little Arbor Master Fund, Ltd. I.R.S. Identification Nos. of above persons (entities only). 20-1029106
14.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
15.	SEC Use Only
16.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	17. Sole Voting Power None 18. Shared Voting Power 4,220,900 19. Sole Dispositive Power None 20. Shared Dispositive Power 4,220,900

21.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,220,900
22.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
23.	Percent of Class Represented by Amount in Row (9) 6.355% based on 66,418,939 shares outstanding as of April 30, 2004.
24.	Type of Reporting Person OO

Page 8 of 10 Pages

Item 1 (a).	Name of Issuer:

McDermott International, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

1450 Poydras Street New Orleans, Louisiana 70112-6050 504-587-5400

Item 2 (a).	Name of Person Filing

Item 2 (b).	Address of Principal Business Office or, if None, Residence

Item 2 (c).	Citizenship

Glenview Capital Management, LLC 399 Park Avenue, Floor 39 New York, New York 10022 Delaware limited liability company

Glenview Capital GP, LLC 399 Park Avenue, Floor 39 New York, New York 10022 Delaware limited liability company

Glenview Capital Partners, L.P. 399 Park Avenue, Floor 39 New York, New York 10022 Delaware limited partnership

Glenview Institutional Partners, L.P. 399 Park Avenue, Floor 39 New York, New York 10022 Delaware limited partnership

Glenview Capital Master Fund, Ltd.

c/o Goldman Sachs (Cayman) Trust, Limited

Harbour Centre, North Church Street

P.O. Box 896GT

George Town, Grand Cayman

Cayman Islands, British West Indies

Cayman Island exempted company

GCM Little Arbor Master Fund, Ltd.

c/o Goldman Sachs (Cayman) Trust, Limited

Harbour Centre, North Church Street

P.O. Box 896GT

George Town, Grand Cayman

Cayman Islands, British West Indies

Cayman Island exempted company

Page 9 of 10 Pages

Item 2 (d).	Title of Class of Securities:

Common Stock

Item 2 (e).	CUSIP Number:

580037-10-9

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Glenview Capital Management, LLC
Glenview Capital GP, LLC
Glenview Capital Partners, L.P.
Glenview Institutional Partners, L.P.
Glenview Capital Master Fund, Ltd.
GCM Little Arbor Master Fund, Ltd.

a.      Amount beneficially owned: Glenview Capital Partners, L.P. beneficially owns 427,400 shares, Glenview Institutional Partners, L.P. beneficially owns 1,228,300 shares, Glenview Capital Master Fund, Ltd. beneficially owns 2,508,500 shares, and GCM Little Arbor Master Fund, Ltd. beneficially owns 56,700 shares for an aggregate total of 4,220,900 shares.

b. Percent of Class: 6.355% based on 66,418,939 shares outstanding as of April 30, 2004.

Page 10 of 10 Pages

The sole power to vote or direct the vote of the entire shareholding and the sole power to dispose of or direct the disposal of the entire shareholding has been delegated to Glenview Capital Management, LLC as Investment Manager for each of Glenview Capital Partners, L.P., Glenview Institutional Partners, L.P., Glenview Capital Master Fund, Ltd. and GCM Little Arbor Master Fund, Ltd. In addition, Glenview Capital GP, LLC serves as general partner for each of Glenview Capital Partners, L.P. and Glenview Institutional Partners, L.P.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company of Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 2004
Date

/s/ Lawrence M. Robbins
Lawrence M. Robbins, Chief Executive Officer

GLENVIEW CAPITAL MANAGEMENT, LLC

/s/ Lawrence M. Robbins
Lawrence M. Robbins, Chief Executive Officer

GLENVIEW CAPITAL GP, LLC

/s/ Lawrence M. Robbins
Lawrence M. Robbins, Chief Executive Officer

GLENVIEW CAPITAL PARTNERS, L.P.

By:	Glenview Capital GP, LLC as General Partner

/s/ Lawrence M. Robbins
Lawrence M. Robbins, Chief Executive Officer

GLENVIEW INSTITUTIONAL PARTNERS, L.P.

By:	Glenview Capital GP, LLC as General Partner

/s/ Lawrence M. Robbins
Lawrence M. Robbins, Chief Executive Officer

GLENVIEW CAPITAL MASTER FUND, LTD.

By:	Glenview Capital Management, LLC as Investment Manager

/s/ Lawrence M. Robbins
Lawrence M. Robbins, Chief Executive Officer

GCM LITTLE ARBOR MASTER FUND, LTD.

By:	Glenview Capital Management, LLC as Investment Manager

/s/ Lawrence M. Robbins
Lawrence M. Robbins, Chief Executive Officer